UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(Amendment No. 1)

RULE 13e-3 TRANSACTION STATEMENT

(Under Section 13(e) of the Securities Exchange Act of 1934)

eHi Car Services Limited

(Name of the Issuer)

eHi Car Services Limited

Mr. Ray Ruiping Zhang
Ruiping Zhang 2016 Descendants Trust

L & L Horizon, LLC
MBK Partners Fund IV, L.P.
MBK Partners JC IV, L.P.

Fastforward Holdings Ltd
Fastforward Investment Ltd
Fastforward Company Ltd

The Baring Asia Private Equity Fund VI, L.P.1

The Baring Asia Private Equity Fund VI, L.P.2

The Baring Asia Private Equity Fund VI Co-investment L.P.

BPEA Teamsport Holdings Limited

BPEA Teamsport Limited

The Crawford Group, Inc.

RedStone Capital Management (Cayman) Limited

Dongfeng Asset Management Co., Ltd.

Teamsport Topco Limited

Teamsport Midco Limited
Teamsport Parent Limited
Teamsport Bidco Limited

(Names of Persons Filing Statement)

Class A Common Shares, par value US$0.001 per share

American Depositary Shares, each representing two Class A Common Shares

(Title of Class of Securities)

26853A1001

(CUSIP Number)

eHi Car Services Limited

Telephone: +86 21 6468 7000

Facsimile: +86 21 5489 1121

Email: ir@ehic.com.cn

Unit 12/F, Building No.5, Guosheng Center, 388 Daduhe Road

Shanghai, 200062

People’s Republic of China

Mr. Ray Ruiping Zhang
Ruiping Zhang 2016 Descendants Trust

L & L Horizon, LLC
Tel: +86 180 0180 0611

Unit 12/F, Building No.5, Guosheng Center, 388 Daduhe Road

Shanghai, 200062
People’s Republic of China

MBK Partners Fund IV, L.P.
MBK Partners JC IV, L.P.
Fastforward Holdings Ltd

Fastforward Investment Ltd
Fastforward Company Ltd

Tel: +1 (345) 814 5303
PO Box 309, Ugland House
Grand Cayman, KY1-1104
Cayman Islands

The Baring Asia Private Equity Fund VI, L.P.1

The Baring Asia Private Equity Fund VI, L.P.2

The Baring Asia Private Equity Fund VI Co-investment L.P.

Tel: +65 6438 1330
PO Box 309, Ugland House

Grand Cayman, KY1-1104
Cayman Islands

BPEA Teamsport Holdings Limited
BPEA Teamsport Limited
Teamsport Topco Limited

Teamsport Midco Limited

Teamsport Parent Limited
Teamsport Bidco Limited

Tel: +65 6438 1330
c/o Vistra (Cayman) Limited
P.O. Box 31119

Grand Pavilion
Hibiscus Way
802 West Bay Road
Grand Cayman, KY1-1205
Cayman Islands

The Crawford Group, Inc. Tel: +1 (314) 512 5000 600 Corporate Park Drive St. Louis, Missouri 63105 United States of America

RedStone Capital Management (Cayman) Limited Tel: +86 10 6657 3066 Room 1806, 18/F, Tower 2 Yingtai Business Center No.28 Jinrong Street Xicheng District Beijing, 100033 People’s Republic of China	Dongfeng Asset Management Co., Ltd. Tel: +86 27 8428 5066 Special No. 1 Dongfeng Road Wuhan Economic and Technology Development Zone Wuhan, Hubei People’s Republic of China

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to:

Gordon K. Davidson, Esq. David K. Michaels, Esq. Ken S. Myers, Esq. Fenwick & West LLP 801 California Street Mountain View, California 94041 Tel: +1 (650) 988 8500	Tim Gardner, Esq. William Welty, Esq. Weil, Gotshal & Manges 29/F, Alexandra House 18 Chater Road, Central Hong Kong Tel: +852 3476 9000	Portia Ku, Esq. Nima Amini, Esq. Vincent Lin, Esq. O’Melveny & Myers LLP 31st Floor, AIA Central 1 Connaught Road Central Hong Kong Tel: +852 3512 2300

Greg Pilarowski, Esq Pillar Legal, P.C. Suite 1419-1420, Far East Building 1101 Pudong South Road, Pudong District Shanghai 2001120 People’s Republic of China Tel: +86 21 5876 0206	Thomas A. Litz, Esq Thompson Coburn LLP One US Bank Plaza St. Louis, Missouri 63101 United States of America Tel: +1 (314) 552 6072	Don S. Williams, Esq Sheppard, Mullin, Richter & Hampton LLP 26th Floor, Wheelock Square 117 Nanjing Road West Shanghai, 200040 People’s Republic of China Tel: +68 21 2321 6018

This statement is filed in connection with (check the appropriate box):

a	☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b	☐	The filing of a registration statement under the Securities Act of 1933.

c	☐	A tender offer

d	☒	None of the above

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☐

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☐

Calculation of Filing Fee

Transactional Valuation*	Amount of Filing Fee**
US$664,972,591.00	US$82,789.09

*

Calculated solely for the purpose of determining the filing fee in accordance with Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended. The filing fee is calculated based on the sum of (a) 97,525,692 common shares of the issuer (including common shares represented by American Depositary Shares of the issuer) subject to the transaction multiplied by the aggregate cash payment of US$6.75 per common share, plus (b) the product of 2,076,000 common shares issuable under all outstanding and unexercised options subject to the transaction multiplied by US$3.2052 per share (which is the difference between US$6.75 and the weighted average exercise price of US$3.5448 per share), plus (c) the product of 3,000 restricted shares of the issuer multiplied by US$6.75 per share ((a), (b) and (c) together, the “Transaction Valuation”).

**	The amount of the filing fee, calculated in accordance with Exchange Act Rule 0-11(b)(1) and the Securities and Exchange Commission Fee Rate Advisory #1 for Fiscal Year 2018, issued on August 24, 2017, was calculated by multiplying the Transaction Valuation by 0.0001245.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting of the fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: US$8,388.84	Filing Party: BPEA Teamsport Limited

Form or Registration No.: Schedule 13E-3	Date Filed: March 9, 2018

[1]	This CUSIP applies to American Depositary Shares, evidenced by American Depositary Receipts, each representing two Class A common shares.

INTRODUCTION

This Amendment No. 1 (this “Amendment”) to Rule 13e-3 transaction statement on Schedule 13E-3, together with the exhibits hereto (the “Transaction Statement”), is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”):

(a)	eHi Car Services Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Company”), the issuer of the common shares, consisting of Class A common shares, par value US$0.001 per share (each, a “Class A Share”), including the Class A Shares represented by American Depositary Shares, each representing two Class A Shares (“ADSs”), and Class B common shares, par value US$0.001 per share (each, a “Class B Share” and, collectively with Class A Shares, “Shares” and, each, a “Share”), that is subject to the transaction pursuant to Rule 13e-3 under the Exchange Act;

(b)	Mr. Ray Ruiping Zhang, a citizen of the United States of America (“Mr. Zhang”);

(c)	the Ruiping Zhang 2016 Descendants Trust, a trust established under the laws of the State of California (the “Zhang Descendants Trust”);

(d)	L & L Horizon, LLC, a limited liability company established under the laws of the State of Delaware (“Horizon LLC” and, together with Mr. Zhang and the Zhang Descendants Trust, the “Mr. Zhang Filing Persons”);

(e)	MBK Partners Fund IV, L.P., an exempted limited partnership formed under the laws of the Cayman Islands (“MBKP LP”);

(f)	MBK Partners JC IV, L.P., an exempted limited partnership formed under the laws of the Cayman Islands (“MBKP JC LP”);

(g)	Fastforward Holdings Ltd, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“MBKP SPV Holdings”);

(h)	Fastforward Investment Ltd, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“MBKP SPV Investment”);

(i)	Fastforward Company Ltd, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“MBKP SPV” and, together with MBKP LP, MBKP JC LP, MBKP SPV Holdings and MBKP SPV Investment, the “MBKP Filing Persons”);

(j)	The Baring Asia Private Equity Fund VI, L.P.1, an exempted limited partnership formed under the laws of the Cayman Islands (“Baring LP1”);

(k)	The Baring Asia Private Equity Fund VI, L.P.2, an exempted limited partnership formed under the laws of the Cayman Islands (“Baring LP2”);

(l)	The Baring Asia Private Equity Fund VI Co-investment L.P., an exempted limited partnership formed under the laws of the Cayman Islands (“Baring Co-Invest LP”);

(m)	BPEA Teamsport Holdings Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Baring SPV Holdings”);

(n)	BPEA Teamsport Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Baring SPV” and, together with Baring LP1, Baring LP2, Baring Co-Invest LP and Baring SPV Holdings, the “Baring Filing Persons”);

(o)	The Crawford Group, Inc., a Missouri corporation (“Crawford”);

(p)	RedStone Capital Management (Cayman) Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“RedStone”);

(q)	Dongfeng Asset Management Co., Ltd., a limited liability company formed under the laws of the People’s Republic of China (“DF Asset Management”);

(r)	Teamsport Topco Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Holdco”);

(s)	Teamsport Midco Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Midco”);

(t)	Teamsport Parent Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Parent”); and

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(u)	Teamsport Bidco Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Merger Sub” and, together with Holdco, Midco and Parent, the “Acquisition Entities”).

This Amendment amends and restates in its entirety the information set forth in the Transaction Statement.

On April 6, 2018, the Company entered into an agreement and plan of merger (the “Merger Agreement”) with Parent and Merger Sub, which included a plan of merger required to be filed with the Registrar of Companies of the Cayman Islands, substantially in the form attached as Annex A to the Merger Agreement (the “Plan of Merger”). The Merger Agreement provides for the merger of Merger Sub with and into the Company (the “Merger”), with the Company continuing as the surviving company (the “Surviving Company”) after the Merger as a wholly owned subsidiary of Parent. Midco is the sole shareholder of Parent.  Holdco is the sole shareholder of Midco. At the effective time of the Merger (the “Effective Time”), Holdco will be beneficially owned by the Mr. Zhang Filing Persons, the MBKP Filing Persons, the Baring Filing Persons, Crawford, RedStone and DF Asset Management (collectively, the “Buyer Group”).

Under the terms of the Merger Agreement, at the Effective Time, (i) each Share, other than certain Shares described below, issued and outstanding immediately prior to the Effective Time will be cancelled in exchange for the right to receive US$6.75 per Share (such amount, the “Per Share Merger Consideration”), and (ii) each ADS (other than any ADSs representing Excluded Shares (as defined below)) will be cancelled in exchange for the right to receive US$13.50 per ADS (such amount, the “Per ADS Merger Consideration”) (net of the cancellation fee of US$0.05 per ADS payable pursuant to the terms and conditions set forth in the deposit agreement, dated as of November 17, 2014 (the “Deposit Agreement”), among the Company, JPMorgan Chase Bank, N.A., in its capacity as the ADS depositary (the “ADS Depositary”), and the holders and beneficial owners of ADSs issued thereunder), and each Class A Share represented by such ADSs will be cancelled, in exchange for the right of the ADS Depositary, as the registered holder of the ADSs, to receive the Per Share Merger Consideration, which the ADS Depositary will distribute to the holders of such ADSs as the Per ADS Merger Consideration pursuant to the Deposit Agreement (net of the cancellation fee of US$0.05 per ADS), in each case, in cash, without interest and net of any applicable withholding taxes.

Notwithstanding the foregoing, if the Merger is completed, the following Shares (including Shares represented by ADSs) will not be converted into or exchanged for the right to receive the Per Share Merger Consideration or the Per ADS Merger Consideration described in the immediately preceding paragraph:

(a)	Each of the 15,528,160 Class A Shares (including Class A Shares represented by ADSs) and the 25,836,435 Class B Shares (collectively, the “Rollover Shares”) held by the Rollover Shareholders (as defined below), which will be contributed by the Rollover Shareholders to Holdco, recontributed by Holdco to Midco and recontributed by Midco to Parent pursuant to the Contribution and Support Agreement (as defined below), and continue to exist without interruption and will at the Effective Time and thereafter be and represent one validly issued, fully paid and non-assessable ordinary share of the Surviving Company without any payment of, or the right to receive, the Per Share Merger Consideration or the Per ADS Merger Consideration;

(b)	Shares (including Shares represented by ADSs) held by Parent, the Company or any of their respective subsidiaries and the Shares (including Shares represented by ADSs) held by the ADS Depositary and reserved for issuance pursuant to the 2010 Performance Incentive Plan of the Company and the 2014 Performance Incentive Plan of the Company (as amended, collectively, the “Share Incentive Plans”) immediately prior to the Effective Time (such Shares, together with the Rollover Shares, the “Excluded Shares”), which will be cancelled without payment of any consideration or distribution therefor; and

(c)	Shares held by holders who have validly exercised and not effectively withdrawn or lost their rights to dissent from the Merger pursuant to Section 238 of the Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised) of the Cayman Islands (the “Cayman Islands Companies Law”), which will be cancelled at the Effective Time in exchange for the right to receive the fair value of such Shares determined in accordance with the provisions of Section 238 of the Cayman Islands Companies Law (the “Dissenting Shares”).

In addition to the foregoing, at the Effective Time, each option to purchase Shares granted under the Share Incentive Plans, whether or not vested, that is then outstanding and unexercised will be cancelled and, if the per Share exercise price of such option is less than US$6.75, entitle the holder thereof to receive, as soon as practicable after the Effective Time, from the Surviving Company or one of its subsidiaries, without interest and net of any applicable withholding taxes, a cash amount equal to the product of (a) the excess, if any, of US$6.75 over the exercise price of such option and (b) the number of Shares underlying such option. At the Effective Time, each restricted share awarded under the Share Incentive Plans that is outstanding but not fully vested immediately prior to the Effective Time will be cancelled and entitle the holder thereof to receive, as soon as practicable after the Effective Time, from the Surviving Company or one of its subsidiaries an amount equal to US$6.75, in cash, without interest and net of any applicable withholding taxes.

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The Merger remains subject to the satisfaction or waiver of the closing conditions set forth in the Merger Agreement, including the requisite approval of the Company’s shareholders and the consent of requisite holders of the senior unsecured notes issued by the Company in 2015 and 2017, if applicable, as well as certain other customary closing conditions. The Merger Agreement, the Plan of Merger and the transactions contemplated by the Merger Agreement and the Plan of Merger (collectively, the “Transactions”), including the Merger, must be authorized and approved by (i) a shareholders’ special resolution passed by the affirmative vote of holders of Shares representing at least two-thirds of the voting power of the Shares present and voting in person or by proxy as a single class at an extraordinary general meeting of the Company’s shareholders, (ii) a shareholders’ resolution passed by the affirmative vote of holders of Shares representing a majority of the aggregate voting power of the Shares and (iii) a shareholders’ resolution passed by the affirmative vote of holders of a majority of the total outstanding Class A Shares.

Concurrently with the execution and delivery of the Merger Agreement on April 6, 2018, Parent entered into a contribution and support agreement (the “Contribution and Support Agreement”) with Horizon LLC, Baring SPV, Crawford and DF Asset Management (collectively, the “Rollover Shareholders”), Holdco and Midco pursuant to which, in connection with and immediately prior to the Effective Time:

•	the Rollover Shareholders will contribute the Rollover Shares to Holdco in exchange for newly issued ordinary shares in Holdco;

•	Holdco will recontribute the Rollover Shares to Midco in exchange for newly issued ordinary shares in Midco;

•	Midco will recontribute the Rollover Shares to Parent in exchange for newly issued ordinary shares in Parent; and

•	the Rollover Shares will continue as ordinary shares of the Surviving Company without payment of any consideration or distribution therefor.

As of the date of this Transaction Statement, the Rollover Shareholders beneficially own in the aggregate 15,528,160 Class A Shares (including Class A Shares represented by ADSs) and 25,836,435 Class B Shares, collectively representing approximately 29.6% of the issued and outstanding Shares and approximately 37.5% of the outstanding voting power of the Company (excluding, for purposes of this calculation, Shares issuable upon the exercise of options of the Company).

On February 23, 2018, Baring SPV entered into a securities purchase agreement (the “TGMF SPA”) with Tiger Global Mauritius Fund, a Mauritius company limited by shares (“TGMF”), pursuant to which, among other things, on April 13, 2018, Baring SPV purchased from TGMF 5,264,080 ADSs (the “Subject ADSs”) representing 10,528,160 Class A Shares for, after giving effect to the adjustment set forth in the TGMF SPA, a purchase price per ADS of US$12.30 and an aggregate purchase price of US$64,748,184, which included a signing deposit of US$6,316,896 that Baring SPV deposited into an account of TGMF on February 28, 2018.  The closing of the purchase of the Subject ADSs by Baring SPV from TGMF was not conditioned on the Buyer Group entering into the Merger Agreement with the Company or any other transaction with the Company.  As a result of the consummation of the transactions contemplated by the TGMF SPA, as of the date hereof, Baring SPV owns 10,528,160 Class A Shares represented by the Subject ADSs, which represent approximately 14.2% of the issued and outstanding Class A Shares or approximately 1.4% of the aggregate voting power of the issued and outstanding Shares. Pursuant to the terms of the Contribution and Support Agreement, Baring SPV has agreed to (a) contribute the Subject ADSs, in connection with and immediately prior to the Effective Time, to Holdco in exchange for newly issued ordinary shares in Holdco and (b) vote the Subject ADSs in favor of the authorization and approval of the Merger Agreement, the Plan of Merger and the Transactions, including the Merger.

The Company will make available to its shareholders a proxy statement (the “Proxy Statement,” a preliminary copy of which is attached as Exhibit (a)(1) to this Transaction Statement), relating to the extraordinary general meeting of the Company’s shareholders, at which the Company’s shareholders will consider and vote upon, among other proposals, a proposal to authorize and approve the Merger Agreement, the Plan of Merger and the Transactions, including the Merger. Copies of the Merger Agreement and the Plan of Merger are attached to the Proxy Statement as Annex A and Annex B, respectively, and are incorporated herein by reference. As of the date hereof, the Proxy Statement is in preliminary form and is subject to completion.

The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement of the information required to be included in response to the items of Schedule 13E-3. Pursuant to General Instruction F to Schedule 13E-3, the information contained in the Proxy Statement, including all annexes thereto, is incorporated in its entirety herein by this reference, and the responses to each item in this Schedule 13E-3 are qualified in their entirety by the information contained in the Proxy Statement and the annexes thereto. Capitalized terms used but not defined in this Transaction Statement shall have the meanings given to them in the Proxy Statement.

All information contained in this Transaction Statement concerning each Filing Person has been supplied by such Filing Person, and no Filing Person has produced any disclosure with respect to any other Filing Person.

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Item 1	Summary Term Sheet

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet”

•	“Questions and Answers about the Extraordinary General Meeting and the Merger”

Item 2	Subject Company Information

(a)	Name and Address. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“Summary Term Sheet—The Parties Involved in the Merger”

(b)	Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“The Extraordinary General Meeting—Record Date; Shares and ADSs Entitled to Vote”

•	“The Extraordinary General Meeting— Procedures for Voting”

•	“Security Ownership of Certain Beneficial Owners and Management of the Company”

(c)	Trading Market and Price. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“Market Price of the Company’s ADSs, Dividends and Other Matters—Market Price of the ADSs”

(d)	Dividends. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“Market Price of the Company’s ADSs, Dividends and Other Matters—Dividend Policy”

(e)	Prior Public Offerings. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“Transactions in Shares and ADSs—Prior Public Offerings”

(f)	Prior Stock Purchases. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“Transactions in Shares and ADSs”

Item 3	Identity and Background of Filing Persons

(a)	Name and Address. eHi Car Services Limited is the subject company. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—The Parties Involved in the Merger”

•	“Annex F—Directors and Executive Officers of Each Filing Person”

(b)	Business and Background of Entities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—The Parties Involved in the Merger”

•	“Annex F—Directors and Executive Officers of Each Filing Person”

(c)	Business and Background of Natural Persons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—The Parties Involved in the Merger”

•	“Annex F—Directors and Executive Officers of Each Filing Person”

Item 4	Terms of the Transaction

(a)-(1)	Material Terms—Tender Offers. Not applicable.

(a)-(2)	Material Terms—Mergers or Similar Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet”

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•	“Questions and Answers about the Extraordinary General Meeting and the Merger”

•	“Special Factors”

•	“The Extraordinary General Meeting”

•	“The Merger Agreement”

•	“Annex A—Agreement and Plan of Merger”

•	“Annex B—Plan of Merger”

(c)	Different Terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Interim Investors Agreement”

•	“Special Factors––Effects of the Merger on the Company”

•	“Special Factors––Financing of the Merger”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“The Extraordinary General Meeting—Proposals to be Considered at the Extraordinary General Meeting”

•	“The Merger Agreement”

•	“Annex A—Agreement and Plan of Merger”

•	“Annex B—Plan of Merger”

(d)	Appraisal Rights. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Questions and Answers about the Extraordinary General Meeting and the Merger”

•	“Special Factors—Dissenters’ Rights”

•	“Dissenters’ Rights”

•	“Annex D—Cayman Islands Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised)—Section 238”

(e)	Provisions for Unaffiliated Security Holders. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“Provisions for Unaffiliated Security Holders”

(f)	Eligibility for Listing or Trading. Not applicable.

Item 5	Past Contracts, Transactions, Negotiations and Agreements

(a)	Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“Special Factors—Related-Party Transactions”

•	“Transactions in Shares and ADSs”

(b)	Significant Corporate Events. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Special Factors—Background of the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Board”

•	“Special Factors—Purposes of and Reasons for the Merger”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“Special Factors—Related-Party Transactions”

•	“The Merger Agreement”

•	“Annex A—Agreement and Plan of Merger”

•	“Annex B—Plan of Merger”

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(c)	Negotiations or Contacts. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Special Factors—Background of the Merger”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“Special Factors—Related-Party Transactions”

•	“The Merger Agreement”

•	“Annex A—Agreement and Plan of Merger”

•	“Annex B—Plan of Merger”

(e)	Agreements Involving the Subject Company’s Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Plans for the Company after the Merger”

•	“Summary Term Sheet—Financing of the Merger”

•	“Summary Term Sheet—Contribution and Support Agreement”

•	“Summary Term Sheet—TGMF Securities Purchase Agreement”

•	“Summary Term Sheet—Interim Investors Agreement”

•	“Special Factors—Background of the Merger”

•	“Special Factors—Plans for the Company after the Merger”

•	“Special Factors—Financing of the Merger”

•	“Special Factors—Contribution and Support Agreement”

•	“Special Factors—TGMF Securities Purchase Agreement”

•	“Special Factors—Interim Investors Agreement”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“Special Factors—Voting by the Buyer Group at the Extraordinary General Meeting”

•	“The Merger Agreement”

•	“Transactions in Shares and ADSs”

•	“Annex A—Agreement and Plan of Merger”

•	“Annex B—Plan of Merger”

Item 6	Purposes of the Transaction and Plans or Proposals

(b)	Use of Securities Acquired. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet”

•	“Questions and Answers about the Extraordinary General Meeting and the Merger”

•	“Special Factors—Purposes of and Reasons for the Merger”

•	“Special Factors—Effects of the Merger on the Company”

•	“The Merger Agreement”

•	“Annex A—Agreement and Plan of Merger”

•	“Annex B—Plan of Merger”

(c)(1)-(8)	Plans. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—The Merger Agreement”

•	“Summary Term Sheet—Purposes and Effects of the Merger”

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•	“Summary Term Sheet—Plans for the Company after the Merger”

•	“Summary Term Sheet—Financing of the Merger”

•	“Summary Term Sheet—Interests of the Company’s Executive Officers and Directors in the Merger”

•	“Special Factors—Background of the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Board”

•	“Special Factors—Purposes of and Reasons for the Merger”

•	“Special Factors—Effects of the Merger on the Company”

•	“Special Factors—Plans for the Company after the Merger”

•	“Special Factors—Financing of the Merger”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“The Merger Agreement”

•	“Annex A—Agreement and Plan of Merger”

•	“Annex B—Plan of Merger”

Item 7	Purposes, Alternatives, Reasons and Effects

(a)	Purposes. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Purposes and Effects of the Merger”

•	“Summary Term Sheet—Plans for the Company after the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Board”

•	“Special Factors—Purposes of and Reasons for the Merger”

(b)	Alternatives. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Special Factors—Background of the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Board”

•	“Special Factors—Position of the Buyer Group as to the Fairness of the Merger”

•	“Special Factors—Purposes of and Reasons for the Merger”

•	“Special Factors—Alternatives to the Merger”

•	“Special Factors—Effects on the Company if the Merger Is Not Completed”

(c)	Reasons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Purposes and Effects of the Merger”

•	“Special Factors—Background of the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Board”

•	“Special Factors—Position of the Buyer Group as to the Fairness of the Merger”

•	“Special Factors—Purposes of and Reasons for the Merger”

•	“Special Factors—Effects of the Merger on the Company”

(d)	Effects. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Purposes and Effects of the Merger”

•	“Special Factors—Background of the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Board”

7

•	“Special Factors—Effects of the Merger on the Company”

•	“Special Factors—Plans for the Company after the Merger”

•	“Special Factors—Effects on the Company if the Merger Is Not Completed”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“Special Factors—Material U.S. Federal Income Tax Consequences”

•	“Special Factors—Material PRC Income Tax Consequences”

•	“Special Factors—Material Cayman Islands Tax Consequences”

•	“The Merger Agreement”

•	“Annex A—Agreement and Plan of Merger”

•	“Annex B—Plan of Merger”

Item 8	Fairness of the Transaction

(a)-(b)	Fairness; Factors Considered in Determining Fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Recommendations of the Special Committee and the Board”

•	“Summary Term Sheet—Position of the Buyer Group as to the Fairness of the Merger”

•	“Summary Term Sheet—Opinion of Duff & Phelps, the Special Committee’s Financial Advisor”

•	“Summary Term Sheet—Interests of the Company’s Executive Officers and Directors in the Merger”

•	“Special Factors—Background of the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Board”

•	“Special Factors—Position of the Buyer Group as to the Fairness of the Merger”

•	“Special Factors—Opinion of Duff & Phelps, the Special Committee’s Financial Advisor”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“Annex C—Opinion of Duff & Phelps, LLC, Financial Advisor to the Special Committee”

(c)	Approval of Security Holders. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Shareholder Vote Required to Approve the Merger Agreement and the Plan of Merger”

•	“Questions and Answers about the Extraordinary General Meeting and the Merger”

•	“The Extraordinary General Meeting—Vote Required”

(d)	Unaffiliated Representative. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Special Factors—Background of the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Board”

•	“Special Factors—Opinion of Duff & Phelps, the Special Committee’s Financial Advisor”

•	“Annex C—Opinion of Duff & Phelps, LLC, Financial Advisor to the Special Committee”

(e)	Approval of Directors. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Recommendations of the Special Committee and the Board”

•	“Questions and Answers about the Extraordinary General Meeting and the Merger”

•	“Special Factors—Background of the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Board”

8

(f)	Other Offers. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Special Factors—Background of the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Board”

Item 9	Reports, Opinions, Appraisals and Negotiations

(a)	Report, Opinion or Appraisal. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Opinion of Duff & Phelps, the Special Committee’s Financial Advisor”

•	“Special Factors—Background of the Merger”

•	“Special Factors—Opinion of Duff & Phelps, the Special Committee’s Financial Advisor”

•	“Annex C—Opinion of Duff & Phelps, LLC, Financial Advisor to the Special Committee”

(b)	Preparer and Summary of the Report, Opinion or Appraisal. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Special Factors—Opinion of Duff & Phelps, the Special Committee’s Financial Advisor”

•	“Annex C—Opinion of Duff & Phelps, LLC, Financial Advisor to the Special Committee”

(c)	Availability of Documents. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“Where You Can Find More Information”

The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of the Company during its regular business hours by any interested holder of the Shares and ADSs or his, her or its representative who has been so designated in writing.

Item 10	Source and Amounts of Funds or Other Consideration

(a)	Source of Funds. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Financing of the Merger”

•	“Special Factors—Financing of the Merger”

•	“The Merger Agreement”

•	“Annex A—Agreement and Plan of Merger”

•	“Annex B—Plan of Merger”

(b)	Conditions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Financing of the Merger”

•	“Special Factors—Financing of the Merger”

(c)	Expenses. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“Summary Term Sheet—Fees and Expenses”

•	“Special Factors—Fees and Expenses”

(d)	Borrowed Funds. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“Summary Term Sheet—Financing of the Merger”

•	“Special Factors—Financing of the Merger”

•	“The Merger Agreement—Financing”

9

Item 11	Interest in Securities of the Subject Company

(a)	Securities Ownership. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Interests of the Company’s Executive Officers and Directors in the Merger”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“Security Ownership of Certain Beneficial Owners and Management of the Company”

(b)	Securities Transactions. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“Transactions in Shares and ADSs”

Item 12	The Solicitation or Recommendation

(d)	Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Interests of the Company’s Executive Officers and Directors in the Merger”

•	“Summary Term Sheet—Contribution and Support Agreement”

•	“Summary Term Sheet—TGMF Securities Purchase Agreement”

•	“Questions and Answers about the Extraordinary General Meeting and the Merger”

•	“Special Factors—Contribution and Support Agreement”

•	“Special Factors—TGMF Securities Purchase Agreement”

•	“Special Factors—Voting by the Buyer Group at the Extraordinary General Meeting”

•	“The Extraordinary General Meeting—Vote Required”

•	“Security Ownership of Certain Beneficial Owners and Management of the Company”

(e)	Recommendations of Others. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Recommendations of the Special Committee and the Board”

•	“Summary Term Sheet—Position of the Buyer Group as to the Fairness of the Merger”

•	“Summary Term Sheet—Contribution and Support Agreement”

•	“Summary Term Sheet—TGMF Securities Purchase Agreement”

•	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Board”

•	“Special Factors—Position of the Buyer Group as to the Fairness of the Merger”

•	“Special Factors—Contribution and Support Agreement”

•	“Special Factors—TGMF Securities Purchase Agreement”

•	“The Extraordinary General Meeting—the Board’s Recommendation”

Item 13	Financial Statements

(a)	Financial Information. The audited financial statements of the Company for the two fiscal years ended December 31, 2015 and 2016 are incorporated herein by reference to the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2016, originally filed on April 27, 2017 (see page F-1 and following pages). The unaudited condensed consolidated financial statements of the Company for the fiscal year ended December 31, 2017 are incorporated herein by reference to the Company’s current report on Form 6-K originally filed on April 9, 2018.

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Financial Information”

10

•	“Where You Can Find More Information”

(b)	Pro Forma Information. Not applicable.

Item 14	Persons/Assets, Retained, Employed, Compensated or Used

(a)	Solicitation or Recommendations. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“The Extraordinary General Meeting—Solicitation of Proxies”

(b)	Employees and Corporate Assets. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—The Parties Involved in the Merger”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“Annex F—Directors and Executive Officers of Each Filing Person”

Item 15	Additional Information

(b)	Other Material Information. The information contained in the Proxy Statement, including all annexes thereto, is incorporated herein by reference.

11

Item 16	Exhibits

(a)-(1)	Preliminary Proxy Statement of the Company, dated , 2018 (the “Proxy Statement”).

(a)-(2)	Notice of Extraordinary General Meeting of Shareholders of the Company, incorporated herein by reference to the Proxy Statement.

(a)-(3)	Form of Proxy Card, incorporated herein by reference to the Proxy Statement.

(a)-(4)	Form of ADS Voting Instruction Card, incorporated herein by reference to the Proxy Statement.

(a)-(5)	Press Release issued by the Company, dated April 6, 2018, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the SEC on April 6, 2018 (File No. 001-36731).

(a)-(6)	Press Release issued by the Company, dated April 16, 2018, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the SEC on April 16, 2018 (File No. 001-36731).

(b)-(1)	Equity Commitment Letter, dated April 6, 2018, by and between MBKP LP and Holdco, incorporated herein by reference to Exhibit 7.10 to the Schedule 13D/A filed by Baring SPV with the SEC on April 9, 2018 (File No. 005-88413).

(b)-(2)	Equity Commitment Letter, dated April 6, 2018, by and between Baring LP1 and Holdco, incorporated herein by reference to Exhibit 7.07 to the Schedule 13D/A filed by Baring SPV with the SEC on April 9, 2018 (File No. 005-88413).

(b)-(3)

Equity Commitment Letter, dated April 6, 2018, by and between Baring LP2 and Holdco, incorporated herein by reference to Exhibit 7.08 to the Schedule 13D/A filed by Baring SPV with the SEC on April 9, 2018 (File No. 005-88413).

(b)-(4)	Equity Commitment Letter, dated April 6, 2018, by and between Baring Co-Invest LP and Holdco, incorporated herein by reference to Exhibit 7.09 to the Schedule 13D/A filed by Baring SPV with the SEC on April 9, 2018 (File No. 005-88413).

(b)-(5)	Equity Commitment Letter, dated April 6, 2018, by and between Crawford and Holdco, incorporated herein by reference to Exhibit 7.11 to the Schedule 13D/A filed by Baring SPV with the SEC on April 9, 2018 (File No. 005-88413).

(b)-(6)	Equity Commitment Letter, dated April 6, 2018, by and between RedStone and Holdco, incorporated herein by reference to Exhibit 7.12 to the Schedule 13D/A filed by Baring SPV with the SEC on April 9, 2018 (File No. 005-88413).

(b)-(7)	Debt Commitment Letter by and among Parent, Morgan Stanley Senior Funding, Inc. and Deutsche Bank AG, Singapore Branch, dated April 6, 2018, incorporated herein by reference to Exhibit 7.06 to the Schedule 13D/A filed by Baring SPV with the SEC on April 9, 2018 (File No. 005-88413).

(c)-(1)	Opinion of Duff & Phelps, LLC, dated April 4, 2018, incorporated herein by reference to Annex C to the Proxy Statement.

(c)-(2)	Discussion Materials and Presentation prepared by Duff & Phelps, LLC for discussion with the special committee of the board of directors of the Company, dated April 4, 2018.

(d)-(1)	Agreement and Plan of Merger, dated April 6, 2018 among the Company, Parent and Merger Sub, incorporated herein by reference to Annex A to the Proxy Statement.

(d)-(2)	Contribution and Support Agreement, dated April 6, 2018, by and among the Rollover Shareholders, Holdco, Midco and Parent, incorporated herein by reference to Annex E to the Proxy Statement.

(d)-(3)	Interim Investors Agreement, dated April 6, 2018, by and among MBKP LP, Baring LP1, Baring LP2, Baring Co-Invest LP, Crawford, RedStone, the Rollover Shareholders, Holdco, Midco, Parent and Merger Sub, incorporated herein by reference to Exhibit 7.14 to the Schedule 13D/A furnished by the Baring Filing Persons to the SEC on April 9, 2018 (File No. 005-88413).

(d)-(4)	Limited Guarantee, dated April 6, 2018, by MBKP LP, in favor of the Company, incorporated herein by reference to Exhibit 7.18 to the Schedule 13D/A filed by Baring SPV with the SEC on April 9, 2018 (File No. 005-88413).

12

(d)-(5)	Limited Guarantee, dated April 6, 2018, by Baring LP1 in favor of the Company, incorporated herein by reference to Exhibit 7.15 to the Schedule 13D/A filed by Baring SPV with the SEC on April 9, 2018 (File No. 005-88413).

(d)-(6)	Limited Guarantee, dated April 6, 2018, by Baring LP2 in favor of the Company, incorporated herein by reference to Exhibit 7.16 to the Schedule 13D/A filed by Baring SPV with the SEC on April 9, 2018 (File No. 005-88413).

(d)-(7)	Limited Guarantee, dated April 6, 2018, by Baring Co-Invest LP in favor of the Company, incorporated herein by reference to Exhibit 7.17 to the Schedule 13D/A furnished by the Baring Filing Persons to the SEC on April 9, 2018 (File No. 005-88413).

(d)-(8)	Limited Guarantee, dated April 6, 2018, by Crawford in favor of the Company, incorporated herein by reference to Exhibit 7.19 to the Schedule 13D/A filed by Baring SPV with the SEC on April 9, 2018 (File No. 005-88413).

(d)-(9)	Limited Guarantee, dated April 6, 2018, by Horizon LLC in favor of the Company, incorporated herein by reference to Exhibit 7.22 to the Schedule 13D/A filed by Baring SPV with the SEC on April 9, 2018 (File No. 005-88413).

(d)-(10)	Limited Guarantee, dated April 6, 2018, by RedStone in favor of the Company, incorporated herein by reference to Exhibit 7.20 to the Schedule 13D/A filed by Baring SPV with the SEC on April 9, 2018 (File No. 005-88413).

(d)-(11)	Limited Guarantee, dated April 6, 2018, by DF Asset Management in favor of the Company, incorporated herein by reference to Exhibit 7.21 to the Schedule 13D/A filed by Baring SPV with the SEC on April 9, 2018 (File No. 005-88413).

(d)-(12)	Securities Purchase Agreement, dated as of February 23, 2018, by and between BPEA Teamsport Limited and Tiger Global Mauritius Fund, incorporated herein by reference to Exhibit (d)-(3) to the original transaction statement on Schedule 13E-3 filed on March 9, 2018 (the “Original Transaction Statement”).

(f)-(1)	Dissenters’ Rights, incorporated herein by reference to the section entitled “Dissenters’ Rights” in the Proxy Statement.

(f)-(2)	Section 238 of the Cayman Islands Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised), incorporated herein by reference to Annex D to the Proxy Statement.

(g)	Not applicable.

13

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 26, 2018

eHi Car Services Limited

By	/s/ Andrew Xuefeng Qian
Name:	Andrew Xuefeng Qian
Title:	Member of Special Committee

Ray Ruiping Zhang

By	/s/ Ray Ruiping Zhang

L & L Horizon, LLC

By	/s/ Ray Ruiping Zhang
Name:	Ray Ruiping Zhang
Title:	Member Manager

Ruiping Zhang 2016 Descendants Trust

By	/s/ Ray Ruiping Zhang
Name:	Ray Ruiping Zhang
Title:	Trustee

MBK Partners Fund IV, L.P.

By: MBK Partners GP IV, L.P., its general partner

By: MBK GP IV, Inc., its general partner

By	/s/ Michael ByungJu Kim
Name:	Michael ByungJu Kim
Title:	Director

MBK Partners JC IV, L.P.

By: MBK Partners JC IV, GP, L.P., its general partner

By: MBK Partners JC IV, Inc., its general partner

By	/s/ Teck Chien Kong
Name:	Teck Chien Kong
Title:	Director

Fastforward Holdings Ltd

By	/s/ Kenichiro Kagasa
Name:	Kenichiro Kagasa
Title:	Director

Fastforward Investment Ltd

By	/s/ Kenichiro Kagasa
Name:	Kenichiro Kagasa
Title:	Director

Fastforward Company Ltd

By	/s/ Kenichiro Kagasa
Name:	Kenichiro Kagasa
Title:	Director

The Baring Asia Private Equity Fund VI, L.P.1

By: Baring Private Equity Asia VI, L.P., its general partner

By: Baring Private Equity Asia GP VI Limited, its general partner

By	/s/ Tek Yok Hua
Name:	Tek Yok Hua
Title:	Director

The Baring Asia Private Equity Fund VI, L.P.2

By: Baring Private Equity Asia VI, L.P., its general partner

By: Baring Private Equity Asia GP VI Limited, its general partner

By	/s/ Tek Yok Hua
Name:	Tek Yok Hua
Title:	Director

The Baring Asia Private Equity Fund VI Co-investment L.P.

By: Baring Private Equity Asia VI, L.P., its general partner

By: Baring Private Equity Asia GP VI Limited, its general partner

By	/s/ Tek Yok Hua
Name:	Tek Yok Hua
Title:	Director

BPEA Teamsport Holdings Limited

By	/s/ Kirti Ram Hariharan
Name:	Kirti Ram Hariharan
Title:	Director

BPEA Teamsport Limited

By	/s/ Kirti Ram Hariharan
Name:	Kirti Ram Hariharan
Title:	Director

The Crawford Group, Inc.

By	/s/ Rick A. Short
Name:	Rick A. Short
Title:	Vice President and Treasurer

RedStone Capital Management (Cayman) Limited

By	/s/ Haiyong Cheng
Name:	Haiyong Cheng
Title:	Director

Dongfeng Asset Management Co. Ltd.

By	/s/ Lu Feng
Name:	Lu Feng
Title:	General Manager

Teamsport Topco Limited

By	/s/ Kirti Ram Hariharan
Name:	Kirti Ram Hariharan
Title:	Director

Teamsport Midco Limited

By	/s/ Kirti Ram Hariharan
Name:	Kirti Ram Hariharan
Title:	Director

Teamsport Parent Limited

By	/s/ Kirti Ram Hariharan
Name:	Kirti Ram Hariharan
Title:	Director

Teamsport Bidco Limited

By	/s/ Kirti Ram Hariharan
Name:	Kirti Ram Hariharan
Title:	Director

EXHIBIT INDEX

(a)-(1)	Preliminary Proxy Statement of the Company, dated , 2018 (the “Proxy Statement”).

(a)-(2)	Notice of Extraordinary General Meeting of Shareholders of the Company, incorporated herein by reference to the Proxy Statement.

(a)-(3)	Form of Proxy Card, incorporated herein by reference to the Proxy Statement.

(a)-(4)	Form of ADS Voting Instruction Card, incorporated herein by reference to the Proxy Statement.

(a)-(5)	Press Release issued by the Company, dated April 6, 2018, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the SEC on April 6, 2018 (File No. 001-36731).

(a)-(6)	Press Release issued by the Company, dated April 16, 2018, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the SEC on April 16, 2018 (File No. 001-36731).

(b)-(1)	Equity Commitment Letter, dated April 6, 2018, by and between MBKP LP and Holdco, incorporated herein by reference to Exhibit 7.10 to the Schedule 13D/A filed by Baring SPV with the SEC on April 9, 2018 (File No. 005-88413).

(b)-(2)	Equity Commitment Letter, dated April 6, 2018, by and between Baring LP1 and Holdco, incorporated herein by reference to Exhibit 7.07 to the Schedule 13D/A filed by Baring SPV with the SEC on April 9, 2018 (File No. 005-88413).

(b)-(3)

Equity Commitment Letter, dated April 6, 2018, by and between Baring LP2 and Holdco, incorporated herein by reference to Exhibit 7.08 to the Schedule 13D/A filed by Baring SPV with the SEC on April 9, 2018 (File No. 005-88413).

(b)-(4)	Equity Commitment Letter, dated April 6, 2018, by and between Baring Co-Invest LP and Holdco, incorporated herein by reference to Exhibit 7.09 to the Schedule 13D/A filed by Baring SPV with the SEC on April 9, 2018 (File No. 005-88413).

(b)-(5)	Equity Commitment Letter, dated April 6, 2018, by and between Crawford and Holdco, incorporated herein by reference to Exhibit 7.11 to the Schedule 13D/A filed by Baring SPV with the SEC on April 9, 2018 (File No. 005-88413).

(b)-(6)	Equity Commitment Letter, dated April 6, 2018, by and between RedStone and Holdco, incorporated herein by reference to Exhibit 7.12 to the Schedule 13D/A filed by Baring SPV with the SEC on April 9, 2018 (File No. 005-88413).

(b)-(7)	Debt Commitment Letter by and among Parent, Morgan Stanley Senior Funding, Inc. and Deutsche Bank AG, Singapore Branch, dated April 6, 2018, incorporated herein by reference to Exhibit 7.06 to the Schedule 13D/A filed by Baring SPV with the SEC on April 9, 2018 (File No. 005-88413).

(c)-(1)	Opinion of Duff & Phelps, LLC, dated April 4, 2018, incorporated herein by reference to Annex C to the Proxy Statement.

(c)-(2)	Discussion Materials and Presentation prepared by Duff & Phelps, LLC for discussion with the special committee of the board of directors of the Company, dated April 4, 2018.

(d)-(1)	Agreement and Plan of Merger, dated April 6, 2018 among the Company, Parent and Merger Sub, incorporated herein by reference to Annex A to the Proxy Statement.

(d)-(2)	Contribution and Support Agreement, dated April 6, 2018, by and among the Rollover Shareholders, Holdco, Midco and Parent, incorporated herein by reference to Annex E to the Proxy Statement.

(d)-(3)	Interim Investors Agreement, dated April 6, 2018, by and among MBKP LP, Baring LP1, Baring LP2, Baring Co-Invest LP, Crawford, RedStone, the Rollover Shareholders, Holdco, Midco, Parent and Merger Sub, incorporated herein by reference to Exhibit 7.14 to the Schedule 13D/A furnished by the Baring Filing Persons to the SEC on April 9, 2018 (File No. 005-88413).

(d)-(4)	Limited Guarantee, dated April 6, 2018, by MBKP LP, in favor of the Company, incorporated herein by reference to Exhibit 7.18 to the Schedule 13D/A filed by Baring SPV with the SEC on April 9, 2018 (File No. 005-88413).

(d)-(5)	Limited Guarantee, dated April 6, 2018, by Baring LP1 in favor of the Company, incorporated herein by reference to Exhibit 7.15 to the Schedule 13D/A filed by Baring SPV with the SEC on April 9, 2018 (File No. 005-88413).

(d)-(6)	Limited Guarantee, dated April 6, 2018, by Baring LP2 in favor of the Company, incorporated herein by reference to Exhibit 7.16 to the Schedule 13D/A filed by Baring SPV with the SEC on April 9, 2018 (File No. 005-88413).

(d)-(7)	Limited Guarantee, dated April 6, 2018, by Baring Co-Invest LP in favor of the Company, incorporated herein by reference to Exhibit 7.17 to the Schedule 13D/A furnished by the Baring Filing Persons to the SEC on April 9, 2018 (File No. 005-88413).

(d)-(8)	Limited Guarantee, dated April 6, 2018, by Crawford in favor of the Company, incorporated herein by reference to Exhibit 7.19 to the Schedule 13D/A filed by Baring SPV with the SEC on April 9, 2018 (File No. 005-88413).

(d)-(9)	Limited Guarantee, dated April 6, 2018, by Horizon LLC in favor of the Company, incorporated herein by reference to Exhibit 7.22 to the Schedule 13D/A filed by Baring SPV with the SEC on April 9, 2018 (File No. 005-88413).

(d)-(10)	Limited Guarantee, dated April 6, 2018, by RedStone in favor of the Company, incorporated herein by reference to Exhibit 7.20 to the Schedule 13D/A filed by Baring SPV with the SEC on April 9, 2018 (File No. 005-88413).

(d)-(11)	Limited Guarantee, dated April 6, 2018, by DF Asset Management in favor of the Company, incorporated herein by reference to Exhibit 7.21 to the Schedule 13D/A filed by Baring SPV with the SEC on April 9, 2018 (File No. 005-88413).

(d)-(12)	Securities Purchase Agreement, dated as of February 23, 2018, by and between BPEA Teamsport Limited and Tiger Global Mauritius Fund, incorporated herein by reference to Exhibit (d)-(3) to the original transaction statement on Schedule 13E-3 filed on March 9, 2018 (the “Original Transaction Statement”).

(f)-(1)	Dissenters’ Rights, incorporated herein by reference to the section entitled “Dissenters’ Rights” in the Proxy Statement.

(f)-(2)	Section 238 of the Cayman Islands Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised), incorporated herein by reference to Annex D to the Proxy Statement.

(g)	Not applicable.